Exhibit 4.12.4

AMENDMENT NO. 5

TO AMENDED AND RESTATED RECEIVABLES PURCHASE AND SALE

AGREEMENT

AMENDMENT AGREEMENT, dated as of July 6, 2005, among CL&P RECEIVABLES CORPORATION, a Connecticut corporation (the “Seller”), THE CONNECTICUT LIGHT AND POWER COMPANY, a Connecticut corporation, (“CL&P”) as Collection Agent and Originator, CAFCO, LLC, a Delaware limited liability company (“CAFCO”), CITIBANK, N.A. (“Citibank” ) and CITICORP NORTH AMERICA, INC., a Delaware corporation (“CNAI”), as agent (“Agent”).

Preliminary Statements. (1) The Seller, CL&P, CAFCO, Citibank and CNAI, as Agent, are parties to an Amended and Restated Receivables Purchase and Sale Agreement dated as of September 30, 1997, as amended and restated as of March 30, 2001 and as further amended as of July 11, 2001, as of July 10, 2002, as of July 9, 2003 and as of July 7, 2004 (the “Agreement”; capitalized terms not otherwise defined herein shall have the meanings attributed to them in the Agreement), pursuant to which the Seller is prepared to sell undivided fractional ownership interests of its Receivables to the Conduit and the Banks; and

(2)

The Seller, CL&P, CAFCO, Citibank and CNAI, as Agent, desire to amend the Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

SECTION 1. Amendments to Agreement. Subject to the conditions precedent set forth in Section 3 hereof, Section 1.01 of the Agreement is amended effective as of the date set forth above as follows:

1.1. The definition of “Applicable Percentage” is amended in its entirety to read as follows:

“‘Applicable Percentage’ means, at any time or for any Settlement Period, the rate per annum set forth below corresponding at such time or, as of the first Business Day of such Settlement Period, as the case may be, to the actual ratings (the “Debt Ratings”) for the Originator’s long-term public senior unsecured non-credit-enhanced debt on such date (or, (a) if such S&P and Moody’s ratings fall within one level  difference and (i) the lower of such Debt Ratings is at least Level 2, then the higher level shall apply, or (ii) the lower of such Debt Ratings is in Level 3, Level 4 or Level 5, then the lower level shall apply, (b) the Originator’s Debt Ratings by S&P and Moody’s differ by more than one level, then the level one notch above the lower of such ratings shall apply or (c) if a Debt Rating for the Originator is not available from either or both of S&P or Moody’s, then Level 5 shall apply):

Level	Public Debt Rating by Standard & Poor’s and Moody’s	Assignee Rate Applicable Percentage	Alternate Base Rate Applicable Percentage
1	BBB/Baa2 (or higher)	1.00%	0.25%

2	BBB-/Baa3	1.50%	1.00%

3	BB+/Ba1	2.00%	1.00%

4	BB+/Ba2	2.50%	1.50%

5	BB-/Ba3 (or lower)	3.00%	2.00%

provided, that as a condition to the extension of the Commitment Termination Date from time to  time the Applicable Percentage payable under this Agreement may be adjusted on each Commitment Termination Date upon agreement of the parties hereto to reflect market conditions at such time.”

1.2. The definition of “Commitment Termination Date” is amended by deleting the date “July 6, 2005” in line one thereof and replacing it with the date “July 5, 2006.”

1.3. Clause (i) of the definition of “Eligible Receivable” is amended by deleting the term “10%” in the penultimate line thereof and replacing it with the term “5%.”

SECTION 2. Additional Agreement. The Seller has advised the Agent that NRG Energy, Inc. (“NRG”) has failed and continues to fail to make payment on account of Receivables for which it is the Obligor (“NRG Receivables”) and is currently in bankruptcy proceedings. The Seller acknowledges that NRG Receivables are not Eligible Receivables.  Therefore, until further notice by the Agent to the Seller, NRG Receivables (i) shall not be considered to be Eligible Receivables and (ii) shall not be utilized for calculating the Delinquency Ratio, the Default Ratio or the Loss-to-Liquidation Ratio.

SECTION 3. Conditions Precedent. The effectiveness of this Amendment Agreement and the obligations of the Conduit and the Banks to make any Purchase on or after July 6, 2005 is conditioned upon the receipt by the Agent of (i) evidence satisfactory to it that (a) the DPUC and the Securities and Exchange Commission have granted such approvals as may be necessary in connection with the implementation of this Amendment Agreement, or (b) such approvals required in connection herewith as have heretofore been granted remain in full force and effect thus requiring no further approvals, (ii) a fully executed copy of a new Fee Agreement and (iii) payment to the Agent of the Renewal Fee called for by said new Fee Agreement.

SECTION 4. Confirmation of Agreement. Except as herein expressly amended, the Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms. Each reference in the Agreement to “this Agreement,” “hereof” or words of like import shall mean the Agreement as amended by this Amendment Agreement and as hereinafter amended or restated.

SECTION 5. GOVERNING LAW. THIS AMENDMENT AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

SECTION 6. Execution in Counterparts. This Amendment Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Amendment Agreement. Delivery of an executed counterpart of a signature page to this Amendment Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Amendment Agreement.

SECTION 7. Seller’s Representations and Warranties. The Seller represents and warrants that this Amendment Agreement has been duly authorized, executed and delivered by the Seller pursuant to its corporate powers and constitutes the legal, valid and binding obligation of the Seller. The Seller also makes each of the representations and warranties contained in Section 4.01 of the Agreement (after giving effect to this Amendment Agreement) as of the date hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Amendment Agreement No. 4 to be executed by their respective officers thereunto duly authorized, as of the date first above written.

CL&P RECEIVABLES CORPORATION By: /s/ Patricia C. Cosgel Name: Patricia C. Cosgel Title: Assistant Treasurer - Finance

THE CONNECTICUT LIGHT AND POWER COMPANY By: /s/ Patricia C. Cosgel Name: Patricia C. Cosgel Title: Assistant Treasurer - Finance

CAFCO, LLC By: Citicorp North America, Inc., as Attorney-in-Fact By: /s/ Derek L. Riddick Name: Derek L. Riddick Title: Vice President

CITIBANK, N.A. By: /s/ Derek L. Riddick Name: Derek L. Riddick Title: Vice President

CITICORP NORTH AMERICA, INC., as Agent By: /s/ Derek L. Riddick Name: Derek L. Riddick Title: Vice President